SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 20, 2005, announcing "ECtel Receives Follow-On Order for Implementation of Fraud Detection & Prevention Solution at Major Latin American Telecom Operator".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  January 26, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued January 20, 2005

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EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel Receives Follow-On Order for Implementation of Fraud Detection & Prevention Solution at Major Latin American Telecom Operator

Petah Tikva, Israel - January 20, 2005 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that a major Latin American telecom operator has decided to extend the implementation of FraudView(TM) to include its mobile networks. The repeat order is valued at several hundred thousand dollars.

ECtel's FraudView solution is a cost-effective modular solution that has build-in capabilities to serve all types of networks. It enables expansion by functionality, traffic volume and types of services without the need to purchase new systems.

Mr. Eitan Naor, President and CEO of ECtel commented: "This major Latin American operator, after realizing significant savings from the initial deployment of FraudView(TM) across its fixed networks, has decided to also enhance its mobile networks counter-fraud capabilities. This decision once again validates our solution's performance, its unique capabilities and its evident economic benefits. We are confident that this follow-on order will, once again, provide this customer with fast ROI and prove to be highly cost-effective. We are proud to be the leading provider of fraud prevention solutions in the Latin American market and hope to further enhance our position in that market".

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9266102	Tel: +972-3-9266113
Fax: +972-39266103	Fax: +972-3-9266103
Email: Avig@ectel.com	Email: Danith@ectel.com

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